January 23, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mark Webb

Re:	The Money Tree Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed

December 28, 2007

File No. 333-122531

Post Effective Amendment No. 3 to Registration Statement on Form S-1 filed

December 28, 2007

File No. 333-122533

Dear Mr. Webb:

We are in receipt of your comment letter dated January 16, 2008 to The Money Tree Inc. We have addressed your comment letter by reproducing the comments below and providing our responses immediately following.

Form S-1

Prospectus Cover Page

1. Comment: Revise the third paragraph here, the third Q&A on page 3 and elsewhere throughout both Prospectuses to delete references to “executive officers” and instead, include the named executive officer in your response letter dated January 9, 2008.

Response: We have revised the third paragraph of the Prospectuses’ cover page, the third Q&A on page 3 and all other places throughout the Prospectuses by deleting references to “executive officers” and instead, have included references to our designated selling officers, Jennifer Ard for the Demand Notes and Dellhia “Cissie” Franklin for the Debentures.

Plan of Distribution, page 64

2. Comment: Revise the Plan of Distribution in both filings to disclose the exemption under Exchange Act rule 3a4-1 that will be relied upon, e.g., that which you included in your Response Letter dated January 9, 2008.

United States Securities and Exchange Commission

January 23, 2008

Response: The Plan of Distribution sections of both filings have been revised to disclose the specific exemption language under Exchange Act rule 3a4-1 upon which we will rely to sell the respective securities through a designated selling officer.

Please call me at (404) 572-6745 with any questions you may have.

Sincerely,

/s/ Michael K. Rafter
Michael K. Rafter

cc:	Bradley D. Bellville

Natasha Wood

Michael R. Clampitt

Mitesh J. Patel, Esq.